United States securities and exchange commission logo





                             September 13, 2022

       Zhuoqin Huang
       Chief Executive Officer
       Pop Culture Group Co., Ltd
       3rd Floor, No. 168 Fengqi Road
       Jimei District, Xiamen City, Fujian Province
       The People   s Republic of China

                                                        Re: Pop Culture Group
Co., Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed August 31,
2022
                                                            File No. 333-266130

       Dear Mr. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       General

   1. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure
throughout your filing to discuss the fact that on August 26, 2022, the
                                                        Public Company
Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China
Securities Regulatory Commission and the Ministry of Finance of the
                                                        People's Republic of
China, taking the first step toward opening access for the PCAOB to inspect and investigate
registered public accounting firms headquartered in mainland
                                                        China and Hong Kong.
 Zhuoqin Huang
Pop Culture Group Co., Ltd
September 13, 2022
Page 2

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,
FirstName LastNameZhuoqin Huang
                                                         Division of
Corporation Finance
Comapany NamePop Culture Group Co., Ltd
                                                         Office of Trade &
Services
September 13, 2022 Page 2
cc:       Ying Li
FirstName LastName